REPORT OF VOTING RESULTS

Annual and Special Meeting of Shareholders

April 28, 2009

National Instrument 51-102 Continuous Disclosure Obligations (Section 11.3)

MATTERS VOTED ON

		Votes By Ballot
Annual Meeting Matters	Outcome of Vote	Votes For	Votes Against

1.

The election of the following  nominees as directors of the Corporation to hold office until the next annual meeting or until their successors are appointed:

Robert McClinton

David A. Dyck

Michael J.C. Hogan

John J. Kennedy

Donald McKenzie

Victor J. Stobbe

Michael S. West.

	Passed	---	---

2.

The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting, at such remuneration as may be fixed by the Board of Directors.

	Passed	---	---
		Votes By Ballot
Special Meeting Matters	Outcome of Vote	Votes For	Votes Against
1. Approval (on a disinterested basis, excluding insiders) of amendments to the Corporation’s stock option plan.	Passed (97.2%)	13,696,167	396,974
2. Approval (on a disinterested basis, excluding insiders) of unallocated options pursuant to the Corporation’s existing stock option plan to meet Toronto Stock Exchange requirements.	Passed (88.8%)	12,508,516	1,584,625